ALEXCO RESOURCE CORP. INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT	(unaudited)
(expressed in thousands of dollars)

	MARCH 31	JUNE 30
	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	$45,197	$24,383
Restricted cash and deposits	-	3,232
Accounts and other receivables	13,360	2,354
Inventories (see note 5)	7,032	-
Prepaid expenses and other current assets	736	720
	66,325	30,689
Restricted Cash and Deposits	3,906	4,379
Property, Plant and Equipment (see note 6)	29,651	15,556
Mineral Properties (see note 7)	107,790	84,057
Intangible Assets	698	929
	$208,370	$135,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$12,353	$9,864
Consulting services contract loss provision	451	156
Deposits under silver purchase agreement (see note 8)	2,311	-
	15,115	10,020
Consulting Services Contract Loss Provision	136	360
Unearned Revenue	589	452
Deposits Under Silver Purchase Agreement (see note 8)	50,546	30,382
Asset Retirement Obligations	2,149	1,511
Future Income Tax Liabilities	7,258	7,995
	75,793	50,720
Shareholders’ Equity	132,577	84,890
	$208,370	$135,610

COMMITMENTS (see note 16)
SUBSEQUENT EVENTS (see note 11)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31	(unaudited)
(expressed in thousands of dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010

Revenue	$20,471	$1,281	$23,857	$3,731

Cost of Sales	11,060	538	13,504	2,393

Gross Profit	9,411	743	10,353	1,338

Expenses
Accretion of asset retirement obligations	10	4	30	13
Amortization of property, plant and equipment (see note 6)	41	42	123	133
Amortization of intangible assets	34	123	107	369
Business development and investor relations	124	160	476	400
Foreign exchange loss	160	3	107	48
Office and miscellaneous	497	322	1,109	806
Professional fees	249	292	644	535
Regulatory fees	102	41	151	88
Salaries and contractors and stock-based compensation	3,216	1,689	5,255	3,231
Travel	76	46	231	128
Write-down of property, plant and equipment	-	-	-	30
Write-down of intangible assets	-	-	123	-

	4,509	2,722	8,356	5,781

Income (Loss) Before Other Income and Taxes	4,902	(1,979)	1,997	(4,443)

Other Income
Interest income	111	25	201	44
Miscellaneous income	-	-	-	70

Income (Loss) Before Taxes	5,013	(1,954)	2,198	(4,329)

Recovery of (Provision for) Taxes
Future	(1,471)	425	155	629

Net Income (Loss) and Comprehensive Income (Loss)	$3,542	$(1,529)	$2,353	$(3,700)

Earnings (Loss) Per Share (see note 12)
Basic	$0.06	$(0.03)	$0.04	$(0.08)
Diluted	$0.06	$(0.03)	$0.04	$(0.08)

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31	(unaudited)
(expressed in thousands of dollars)

	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010

Cash Flows from Operating Activities
Net income (loss)	$3,542	$(1,529)	$2,353	$(3,700)
Items not affecting cash from operations –
Unearned revenue	45	137	137	413
Depletion	2,936	-	2,936	-
Consulting services contract loss provision	(52)	(258)	70	(293)
Accretion of asset retirement obligations	10	4	30	13
Amortization of property, plant and equipment	486	79	631	284
Amortization of intangible assets	34	123	107	369
Stock-based compensation	1,971	671	2,461	738
Write-down of property, plant and equipment	-	-	-	30
Write-down of intangible assets	-	-	123	-
Recovery of future income taxes	1,470	(425)	(156)	(629)

	10,442	(1,198)	8,692	(2,775)

Expenditures on asset retirement obligations	(4)	(12)	(31)	(114)
Application of deposit against sales under silver purchase agreement	(1,190)	-	(1,190)	-
Changes in non-cash working capital balances related to operations –
Accounts and other receivables	(9,262)	(260)	(11,005)	(554)
Inventory	(2,748)	-	(2,748)	-
Prepaid expenses and other current assets	155	(374)	204	(348)
Accounts payable and accrued liabilities	9,823	559	9,596	646

	7,216	(1,285)	3,518	(3,145)

Cash Flows from Investing Activities
Investment in mineral properties	(9,687)	(2,786)	(34,520)	(9,825)
Purchase of property, plant and equipment	(1,759)	(2,721)	(16,986)	(4,302)
Increases in restricted cash and deposits	(28)	(57)	(1,177)	(391)
Decreases in restricted cash and deposits	18	-	4,883	4,966

	(11,456)	(5,564)	(47,800)	(9,552)

Cash Flows from Financing Activities
Deposits received under silver purchase agreement	2,555	-	23,665	-
Common shares issued through offerings	-	25,725	41,000	35,225
Issuance costs	(181)	(2,309)	(2,714)	(2,923)
Common shares issued on exercise of stock options	926	89	3,145	142
Common shares issued on exercise of warrants	-	-	-	420

	3,300	23,505	65,096	32,864

Net Cash Flows	(940)	16,656	20,814	20,167

Cash and Cash Equivalents – Beginning of Period	46,137	13,556	24,383	10,045

Cash and Cash Equivalents – End of Period	$45,197	$30,212	$45,197	$30,212

SUPPLEMENTAL INFORMATION (see note 13)

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(expressed in thousands of dollars)

	Common Shares
				Stock	Contributed
	Shares	Amount	Warrants	Options	Surplus	Deficit	Total

Balance – June 30, 2009	43,079,586	$70,022	$2,854	$5,223	$1,090	$(19,426)	$59,763

Equity offering, net of issuance costs	9,725,000	33,160	-	-	-	-	33,160
Issuance costs attributed to renunciation of exploration expenditures	-	(4,724)	-	-	-	-	(4,724)
Compensation expense recognized	-	-	-	1,105	-	-	1,105
Exercise of stock options	89,350	226	-	(85)	-	-	141
Stock options expired	-	-	-	(182)	182	-	-
Exercise of warrants	210,000	454	(34)	-	-	-	420
Warrants expired, net of tax	-	-	(2,820)	-	2,588	-	(232)
Net loss for the period	-	-	-	-	-	(3,700)	(3,700)

Balance – March 31, 2010	53,103,936	99,138	-	6,061	3,860	(23,126)	85,933

Issuance costs	-	(68)	-		-	-	(68)
Issuance costs attributed to renunciation of exploration expenditures	-	74	-		-	-	74
Compensation expense recognized	-	-	-	330	-	-	330
Exercise of stock options	85,000	224	-	(84)	-	-	140
Stock options expired	-	-	-	(45)	45	-	-
Net loss for the period	-	-	-	-	-	(1,519)	(1,519)

Balance – June 30, 2010	53,188,936	99,368	-	6,262	3,905	(24,645)	84,890

Equity offering, net of issuance costs (see note 9)	5,000,000	38,819	282	-	-	-	39,101
Compensation expense recognized	-	-	-	3,089	-	-	3,089
Exercise of stock options	1,263,006	4,755	-	(1,611)	-	-	3,144
Stock options expired	-	-	-	(103)	103	-	-
Net income for the period	-	-	-	-	-	2,353	2,353

Balance – March 31, 2011	59,451,942	$142,942	$282	$7,637	$4,008	$(22,292)	$132,577

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mining operations and mineral exploration and development in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and internationally.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Basis of Consolidation and Presentation of Interim Financial Statements

These interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. These interim consolidated financial statements do not include all of the disclosures and notes required in annual financial statements and as such should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, being those for the year ended June 30, 2010.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Corporation’s most recent annual consolidated financial statements, except with respect to the following new accounting policies adopted as a result of the start-up of and, effective January 1, 2011, the commencement of commercial production from the Bellekeno mine, the Corporation’s first producing mine and therefore a new operation:

(a)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore extracted from the mine is stockpiled and subsequently processed into concentrate form for sale. Ore in stockpiles and concentrate are valued at the lower of cost and net realizable value, with cost comprising all mining and processing costs incurred, including labour, consumables, production- related overheads, amortization of production-related property, plant and equipment and depletion of related deferred exploration and development costs. Materials and supplies are valued at the lower of cost and replacement cost, with cost based on landed cost of purchase.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

(b)	Revenue Recognition

Revenue arising from the sale of concentrate is recognized when the significant risks and rewards of ownership of the concentrate have been transferred in accordance with the agreements entered into between the Corporation and the concentrate off-taker, generally at time of delivery to the smelter. Revenue is determined based on the estimated prices for payable metals contained in the concentrate, on which final settlement will be determined as specified in the concentrate off-take agreement. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked to market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

4.	Future Accounting Policy Changes

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, under Canadian GAAP the Corporation would be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non- Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Management does not believe the adoption of these new standards would have a material effect on the Corporation’s consolidated financial statements.

Under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its fiscal year commencing July 1, 2011 the Corporation will be required to adopt International Financial Reporting Standards (“IFRS”) in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes. With the transition to reporting under IFRS, new Canadian GAAP pronouncements effective from July 1, 2011 onwards will not impact the Corporation’s financial statements,

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

5.	Inventories

	March 31	June 30
	2011	2010

Ore in stockpiles	$3,665	$-
Concentrate	2,859	-
Materials and supplies	508	-

	$7,032	$-

6.	Property, Plant and Equipment

			March 31
		Accumulated	2011
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$4,084	$1,345	$2,739
Ore processing mill	24,592	424	24,168
Heavy machinery and equipment	4,128	1,652	2,476
Leasehold improvements	436	302	134
Furniture and office equipment	215	145	70
Computer hardware and software	398	334	64

	$33,853	$4,202	$29,651

			June 30,
		Accumulated	2010
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,636	$1,034	$2,602
Ore processing mill under construction	10,640	-	10,640
Heavy machinery and equipment	3,170	1,154	2,016
Leasehold improvements	436	247	189
Furniture and office equipment	196	113	83
Computer hardware and software	338	312	26

	$18,416	$2,860	$15,556

During the three and nine month periods ended March 31, 2011, the Corporation recorded total amortization of property, plant and equipment of $754,000 and $1,342,000 (2010 – $236,000 and $675,000). Of this, $234,000 and $643,000 for these respective periods (2010 – $157,000 and $391,000) was related to property, plant and equipment used in exploration and development activities and has been capitalized to mineral properties, and $34,000 and $69,000 (2010 – $nil and $nil) was capitalized to the ore processing mill. Of the balance, $425,000 and $425,000 for these periods respectively (2010 – $nil and $nil) has been recorded in ore and concentrate production costs incurred in the period; $21,000 and $83,000 (2010 – $37,000 and $151,000) is recorded in consulting cost of sales; and $41,000 and $123,000 (2010 – $42,000 and $133,000) is reflected under general expenses.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

7.	Mineral Properties

		Expenditures	Depletion
	June 30	Incurred	Recognized In the	March 31
	2010	In the Period	Period	2011

Mineral Property
Acquisition Costs
Keno Hill District Properties -
Bellekeno	$3,553	$-	$(176)	$3,377
Lucky Queen	148	-	-	148
McQuesten	2,158	-	-	2,158
Onek	1,277	-	-	1,277
Silver King	1,424	-		1,424
Other Keno Hill Properties	4,837	67	-	4,904
Brewery Creek	21	-	-	21
Other	98	-	-	98

	13,516	67	(176)	13,407

Deferred Exploration and
Development Costs
Keno Hill District Properties -
Bellekeno	44,298	17,222	(2,760)	58,760
Lucky Queen	5,127	198	-	5,325
McQuesten	91	1,345	-	1,436
Onek	10,579	1,866	-	12,445
Silver King	4,806	62	-	4,868
Other Keno Hill Properties	5,551	5,909	-	11,460
Brewery Creek	-	-	-	-
Other	89	-	-	89

	70,541	26,602	(2,760)	94,383

Total	$84,057	$26,669	$(2,936)	$107,790

Effective January 1, 2011, the Corporation determined commercial production had been achieved at the Bellekeno mine and ore processing mill complex. The Corporation was also determined to have satisfied the initial completion test under the Corporation’s silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”).

Through to December 31, 2010, deferred exploration and development costs of $12,796,000 were incurred with respect to the Bellekeno property, net of $4,284,000 in costs reclassified to opening inventories as at December 31, 2010 and $1,543,000 in revenue recognized for concentrate sales prior to the commencement of commercial production. During the three month period ended March 31, 2011, a further $3,338,000 in capitalized Bellekeno primary development costs were incurred, with the balance of the deferred Bellekeno costs relating to further exploration.

As at March 31, 2011, all of the Corporation’s mineral properties other than Bellekeno are in the exploration stage.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

8.	Deposits Under Silver Purchase Agreement

	March 31	June 30
	2011	2010

Deposits under silver purchase agreement – beginning of period	$30,382	$18,210

Deposit payments received	23,665	12,172
Deposit applied against sales under silver purchase agreement	(1,190)	-

Deposits under silver purchase agreement – end of period	52,857	30,382

Less: Current portion	(2,311)	-

	$50,546	$30,382

During the three and nine month periods ended March 31, 2011, the Corporation received further deposit payments totaling US$2,454,000 (CAD$2,443,000) and US$23,101,000 (CAD$23,665,000) respectively under its silver purchase agreement with Silver Wheaton, representing all remaining deposit amounts owing following satisfaction of the initial completion test for the Bellekeno mine under the silver purchase agreement.

For the three month period ended March 31, 2011, an aggregate total of 43,184 ounces of silver were sold to Silver Wheaton, resulting in a reduction in the outstanding deposit amount of $1,190,000.

9.	Share Capital

Effective December 23, 2010, the Corporation issued 5,000,000 common shares pursuant to a bought deal equity offering under a short form prospectus at $8.20 per share, for aggregate gross proceeds of $41,000,000. The underwriters were paid a cash commission of 6% of the gross proceeds from the brokered offering, and received broker warrants to acquire 200,000 common shares at any time until December 23, 2011 at a price of $8.50 per share. Net proceeds from the issuance were $38,819,000, after issuance costs comprised of the underwriters’ commission of $2,460,000, the fair value of the broker warrants granted of $282,000 and other issuance costs of $268,000, less the future income tax benefit of such costs of $829,000.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

10.	Warrants

The changes in warrants issued are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2009	$5.37	2,094,689	$2,854

Warrants exercised	$2.00	(210,000)	(34)
Warrants expired, net of tax	$5.75	(1,884,689)	(2,820)

Balance – March 31 and June 30, 2010	-	-	-

Broker warrants issued (see note 9)	$8.50	200,000	282

Balance – March 31, 2011	$8.50	200,000	$282

The fair value of warrants issued during the three month period ended December 31, 2010 was determined under the Black-Scholes option pricing model based on their full term and using a risk-free interest rate of 1.20%, an expected volatility of 59% and no expected dividends.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

11.	Stock-Based Compensation

The changes in incentive stock options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2009	$2.90	3,801,100	$5,223

Stock options granted	$3.33	1,432,000	-
Compensation expense recognized	-	-	1,105
Options exercised	$1.59	(89,350)	(85)
Options expired	$4.32	(93,000)	(182)

Balance – March 31, 2010	$3.02	5,050,750	6,061

Compensation expense recognized	-	-	333
Options exercised	$1.65	(85,000)	(83)
Options expired	$5.54	(20,000)	(49)

Balance – June 30, 2010	$3.03	4,945,750	6,262

Stock options granted	$7.10	1,370,000	-
Compensation expense recognized	-	-	3,089
Options exercised	$1.27	(1,263,006)	(1,611)
Options expired	$1.98	(51,833)	(103)

Balance – March 31, 2011	$4.28	5,000,911	$7,637

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

Incentive stock options outstanding and exercisable at March 31, 2011 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	450,000	1.21	$ 0.80	450,000	$ 0.80
$1.50	57,500	1.72	$ 1.50	57,500	$ 1.50
$1.65	338,750	4.97	$ 1.65	338,750	$ 1.65
$2.18	50,000	5.31	$ 2.18	50,000	$ 2.18
$2.90	50,000	5.64	$ 2.90	-	$ 2.90
$3.08	760,000	2.13	$ 3.08	760,000	$ 3.08
$3.45	976,161	5.98	$ 3.45	582,161	$ 3.45
$4.46	133,500	3.87	$ 4.46	133,500	$ 4.46
$4.99	609,000	2.80	$ 4.99	609,000	$ 4.99
$5.19	150,000	3.53	$ 5.19	150,000	$ 5.19
$5.38	50,000	3.17	$ 5.38	50,000	$ 5.38
$5.90	15,000	2.92	$ 5.90	15,000	$ 5.90
$7.10	1,361,000	6.82	$ 7.10	362,666	$ 7.10

	5,000,911	4.46	$ 4.28	3,558,577	$ 3.60

An aggregate of 1,370,000 incentive stock options were granted under the Corporation’s stock option plan during the three months ended March 31, 2011. With respect to 1,120,000 of such options, one third were fully vested upon granting, one third vest twelve months from the date of granting and one third vest twenty four months from the date of granting. With respect to the remaining 250,000 of such options, one half vest twelve months from the date of granting and one half vest twenty four months from the date of granting.

These options carried an exercise price equal to the market price of the common shares as at the granting date and had a per-share fair value at the date of the granting of $4.10. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 2.3%, an expected life of options of 4 years, an expected volatility of 77% and no expected dividends.

The stock-based compensation expense recognized during the three and nine month periods ended March 31, 2011 in respect of options granted was $2,458,000 and $3,088,000 (2010 – $848,000 and $1,105,000). Of this, $1,519,000 and $2,009,000 respectively (2010 – $ 245,000 and $490,000) has been charged to income under general expenses, a further $452,000 and $452,000 respectively (2010- $nil and $nil) has been recorded in ore and concentrate production costs incurred in the period. The remaining $487,000 and $627,000 respectively (2010 – $63,000 and $141,000) has been capitalized to mineral properties.

Subsequent to March 31, 2011, a total of 405,587 incentive stock options have been exercised and 19,998 have expired, and a further 3,500 options have been granted.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

12.	Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010

Numerator
Net income (loss)	$3,542	$(1,529)	$2,353	$(3,700)

Denominator
For basic – weighted average number of shares outstanding	59,257	49,628	55,633	45,389
Effect of dilutive securities – Incentive stock options	2,172	-	1,701	-
For diluted – adjusted weighted average number of shares outstanding	61,429	49,628	57,334	49,628

Earnings (Loss) Per Share
Basic	$0.06	$(0.03)	$0.04	$(0.08)
Diluted	$0.06	$(0.03)	$0.04	$(0.08)

Incentive stock options to acquire 5,050,750 shares were outstanding at March 31, 2010 but were not included in the computation of diluted earnings per share for either the three or nine month periods then ended because to do so would have been anti-dilutive, given the Corporation recorded a net loss in each of those periods. Warrants to acquire 200,000 shares were outstanding at March 31, 2011 but were not included in the computation of diluted earnings per share for either the three or nine month periods then ended because to do so would have been anti-dilutive, given their exercise price was greater than the average market price of the Corporation's shares over each of those periods.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

13.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and nine month periods ended March 31, 2011 and 2010 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010

Composition of Cash and Cash Equivalents
Cash	$8,897	$1,182	$8,897	$1,182
Demand deposits	36,300	29,030	36,300	29,030

	$45,197	$30,212	$45,197	$30,212

Non-Cash Investing and Financing Transactions
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$(5,738)	$1,857	$(5,381)	$(380)
Property, plant and equipment	$934	$2,004	$(1,806)	$2,247
Share issuance costs	$232	$5	$-	$27
Prepaid expenses	$(346)	$-	$87	$-

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

14.	Segmented Information

For the three months ended	Consulting	Mining	Exploration and
March 31, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,440	$-	$-	$-	$1,440
Non-Canadian	235	18,796	-	-	19,031
Intersegment	808	-	-	-	808
Total segment revenues	2,483	18,796	-	-	21,279
Intersegment revenues eliminated on consolidation	(808)	-	-	-	(808)
Total revenues as reported	$1,675	$18,796	$-	$-	$20,471

Segment income (loss) before taxes	$(928)	$8,188	$-	$(2,247)	$5,013

Total assets	$5,367	$106,316	$49,338	$47,349	$208,370

For the three months ended	Consulting	Mining	Exploration and
March 31, 2010	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,146	$-	$-	$-	$1,146
Non-Canadian	135	-	-	-	135
Intersegment	431	-	-	-	431
Total segment revenues	1,712	-	-	-	1,712
Intersegment revenues eliminated on consolidation	(431)	-	-	-	(431)
Total revenues as reported	$1,281	$-	$-	$-	$1,281

Segment income (loss) before taxes	$254	$-	$-	$(2,208)	$(1,954)

Total assets	$4,686	$-	$85,708	$31,384	$121,778

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

For the nine months ended	Consulting	Mining	Exploration and
March 31, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,278	$-	$-	$-	$4,278
Non-Canadian	783	18,796	-	-	19,579
Intersegment	1,983	-	-	-	1,983
Total segment revenues	7,044	18,796	-	-	25,840
Intersegment revenues eliminated on consolidation	(1,983)	-	-	-	(1,983)
Total revenues as reported	$5,061	$18,796	$-	$-	$23,857

Segment income (loss) before taxes	$(923)	$8,188	$-	$(5,067)	$2,198

Total assets	$5,367	$106,316	$49,338	$47,349	$208,370

For the nine months ended	Consulting	Mining	Exploration and
March 31, 2010	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,059	$-	$-	$-	$3,059
Non-Canadian	672	-	-	-	672
Intersegment	1,279	-	-	-	1,279
Total segment revenues	5,010	-	-	-	5,010
Intersegment revenues eliminated on consolidation	(1,279)	-	-	-	(1,279)
Total revenues as reported	$3,731	$-	$-	$-	$3,731

Segment loss before taxes	$(426)	$-	$(30)	$(3,873)	$(4,329)

Total assets	$4,686	$-	$85,708	$31,384	$121,778

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2011	(unaudited)
(figures in tables are expressed in thousands of dollars)

The Corporation's three operating segments during the three and nine month periods ended March 31, 2011 were consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; mining operations; and exploration and development of mineral properties. The corporate segment includes the Corporation's executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third- party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

15.	Related Party Transactions

The Corporation rents certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. Through to the date Access Field Services ceased to be a related party of the Corporation in January 2011, during the three and nine month periods ended March 31, 2011 the Corporation incurred rent expenses of $2,000 and $48,000 respectively (2010 – $29,000 and $75,000 respectively). At March 31, 2011, accounts payable and accrued liabilities include $ Nil due to Access Field Services (June 30, 2010 – $5,400).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

16.	Commitments

As of December 31, 2010, the Corporation had fully met its obligation to incur renounceable exploration expenditures in respect of flow-through shares issued in December 2009 and for all prior flow-through share issuances.